SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Mr. Matthew Ray

c/o Grand Oaks Capital

7632 County Road 42

Victor, New York 14564

Telephone (585) 340-1200

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 277461406	Page 2 of 5

1	Names of Reporting Persons GO EK Ventures IV, LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,832,560
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,832,560
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 10,832,560
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%
14	Type of Reporting Person OO

CUSIP NO. 277461406	Page 3 of 5

1	Names of Reporting Persons B. Thomas Golisano
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 10,851,560
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,851,560
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 10,851,560
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%
14	Type of Reporting Person IN

CUSIP NO. 277461406	Page 4 of 5

This Amendment No. 2 amends the Statement on Schedule 13D filed by B. Thomas Golisano and GO EK Ventures IV, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on March 8, 2021 (the "Initial Statement") as amended by Amendment No. 1 filed on April 6, 2021 ("Amendment No. 1" and the Initial Statement and Amendment No. 1 with this Amendment No. 2, the “Statement"), which relates to the common stock, $0.01 par value per share (“Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”).

Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Initial Statement. This Amendment No. 2 amends Item 4 and Item 5 of the Statement as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Statement.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended by adding the following text as the penultimate full paragraph thereof:

Between July 1, 2021 and October 1, 2022, the Reporting Persons acquired beneficial ownership of a total of 77,805 shares of the Issuer's Series C Preferred Stock as payment-in-kind dividends quarterly under the terms of the Series C Preferred Stock. Of these shares, most recently the Reporting Persons received 13,374 shares of Series C Preferred Stock as a payment-in-kind dividend on shares of Series C Preferred Stock owned on the October 1, 2022 dividend record date. In addition, on May 19, 2021, in connection with his service as a director Mr. Golisano was awarded under the Issuer's 2013 Omnibus Incentive Plan a total of 9,000 shares of Common Stock and 10,000 restricted stock units which subsequently converted into shares of Common Stock under their terms on May 17, 2022.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Statement are hereby amended by deleting the existing text and inserting the following text in its place:

a)	The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons are 10,851,560 shares, of which 10,832,560 shares are underlying Series C Preferred Stock. The 10,851,560 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 12.1% of the total shares of Common Stock outstanding as of the date hereof. The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons is based upon 79,037,931 shares issued and outstanding as of August 1, 2022, based on information reported in the Issuer's Quarterly Report on Form 10-Q dated August 9, 2022.
b)	The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 10,832,560 shares of Common Stock underlying the Series C Preferred Stock. Mr. Golisano has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 19,000 shares of Common Stock awarded under the Issuer's 2013 Omnibus Incentive Plan.
c)	Except as disclosed herein, neither of the Reporting Persons have effected any transaction in the shares of Common Stock during the last 60 days.

[SIGNATURE PAGE FOLLOWS]

CUSIP NO. 277461406	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2022	/s/ B. Thomas Golisano
B. Thomas Golisano

Go EK Ventures IV LLC

Dated: October 4, 2022	By: /s/ B. Thomas Golisano
B. Thomas Golisano, Member